UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                         INTERNET INITIATIVE JAPAN INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   J24210-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          []    Rule 13d-1(b)

          []    Rule 13d-1(c)

          [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

      CUSIP NO. J24210-10-6
                -----------


--------------------------------------------------------------------------------
1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Koichi Suzuki
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a) [ ]

             (b) [X]
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3.           SEC USE ONLY
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4.           CITIZENSHIP OR PLACE OF ORGANIZATION Japan
--------------------------------------------------------------------------------
     NUMBER OF SHARES       5.        SOLE VOTING POWER
  BENEFICIALLY OWNED BY                   12,515 Shares
           EACH             ----------------------------------------------------
    REPORTING PERSON
          WITH:             6.       SHARED VOTING POWER
                                         0 Shares
                            ----------------------------------------------------

                            7.       SOLE DISPOSITIVE POWER
                                         0 Shares
                            ----------------------------------------------------

                            8.       SHARED DISPOSITIVE POWER
                                         0 Shares
                            ----------------------------------------------------
--------------------------------------------------------------------------------
9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,515 Shares
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
             [    ]
--------------------------------------------------------------------------------
11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.13 %
--------------------------------------------------------------------------------
12.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
--------------------------------------------------------------------------------


Item 1.
    (a)        Name of Issuer  Internet Initiative Japan Inc.
    (b)        Address of Issuer's Principal Executive Offices
                        Jinbocho Mitsui Bldg.,
                        1-105 Kanda Jinbo-cho
                        Chiyoda-ku, Tokyo 101-0051
                        Japan
Item 2.
    (a)        Name of Person Filing  Koichi Suzuki
    (b)        Address of Principal Business Office or, if none,
                        Residence
                        Jinbocho Mitsui Bldg.,
                        1-105 Kanda Jinbo-cho
                        Chiyoda-ku, Tokyo 101-0051
                        Japan
    (c) Citizenship Japan
    (d) Title of Class of Securities Common Stock
    (e) CUSIP Number J24210-10-6

                                Page 2 of 4 pages

      CUSIP NO. J24210-10-6
                -----------

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 12,515 Shares.
                                   --------------

    (b) Percent of class: 6.13 %.
                          -------

    (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote 12,515 Shares.
                                                          --------------

             (ii) Shared power to vote or to direct the vote 0 Shares.
                                                             ---------

             (iii) Sole power to dispose or to direct the disposition of
                              0 Shares.
                              ---------

             (iv) Shared power to dispose or to direct the disposition of
                              0 Shares.
                              ---------
     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

     Please see exhibit 1 for an explanation of changes to the aggregate number and percentage.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

Not applicable.

                                Page 3 of 4 pages

      CUSIP NO. J24210-10-6
                -----------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        January 12, 2006
                        -------------------------------------------------
                                              Date



                        -------------------------------------------------


                                        /s/ Koichi Suzuki
                        -------------------------------------------------
                                            Signature


                                          Koichi Suzuki
                        -------------------------------------------------
                                           Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

      Attention:  Intentional misstatements or omissions of fact constitute
                  Federal criminal violations.  (See 18 U.S.C. 1001)

                                Page 4 of 4 pages

                                                                       Exhibit 1



This exhibit explains changes to the total number of shares of common stock of Internet Initiative Japan Inc. ("IIJ") outstanding, and the percentage of total outstanding shares, held by Koichi Suzuki, as well as other changes which have affected the total number of shares outstanding.

In August 2005, Koichi Suzuki purchased an additional 100 shares of common stock of IIJ.
In October 2005, IIJ conducted a 1 to 5 share split.
In December 2005, IIJ conducted an initial public offering in Japan. As a result of new shares issued in connection with this offering, the total number of shares of common stock of IIJ outstanding increased to 204,300. As a result of the above, the total number of shares of common stock held by Koichi Suzuki increased to from 2,403 to 12,515 shares, while his holdings as a percentage of the total number of shares of common stock of IIJ outstanding decreased from 6.26% to 6.13%.